SEC Mail Processing Section

FEB 20 2009

Washington, DC 106

SECUR ION

09057939

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMJB, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Normandale Lake Boulevard, Suite 1950
(No. and Street)

Bloomington (City) MN (State) 55437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Troy Mertens 952-844-0995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) Minneapolis (City) MN (State) 55405 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/12

OATH OR AFFIRMATION

I, Troy Mertens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMJB, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RICHARD S BROWN
Notary Public
Minnesota
My Comm. Expires Jan 31, 2010

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMJB, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

Board of Directors and Stockholders
RMJB, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial condition of RMJB, Inc. as of December 31, 2008, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMJB, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 17, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

RMJB, Inc.

Statement of Financial Condition

December 31	2008
ASSETS	
Cash	$ 36,573
Commissions receivable	2,131
Prepaid expenses	975
Total Assets	**$ 39,679**
LIABILITY AND STOCKHOLDERS' EQUITY	
Liability - Due to Related Parties	$ 3,217
Stockholders' Equity	36,462
Total Liabilities and Stockholders' Equity	**$ 39,679**

See notes to financial statements.

RMJB, Inc.

Statement of Income

Year Ended December 31	2008
Revenue	
Commissions	$ 36,515
Operating Expenses	
Commissions	9,129
General and administrative	6,000
Licenses	2,747
Miscellaneous	1,085
Office expenses	3,000
Professional fees	5,700
Total Operating Expenses	27,661
Net Income	$ 8,854

See notes to financial statements.

RMJB, Inc.

Statement of Changes in Stockholders' Equity

Description	Common Stock* Shares	Common Stock* Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance, December 31, 2007	200	$ 2	$ 54,998	$(27,392)	$ 27,608
Net income	**-**	**-**	**-**	**8,854**	**8,854**
Balance, December 31, 2008	**200**	**$ 2**	**$ 54,998**	**$(18,538)**	**$ 36,462**

* $0.01 par value, authorized 1,000,000 shares

See notes to financial statements.

RMJB, Inc.

Statement of Cash Flows

Year Ended December 31	2008
Operating Activities	
Net income	$ 8,854
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	1,829
Prepaid expenses	(975)
Due to related parties	(211)
Net Cash Provided by Operating Activities and Net Increase in Cash	9,497
Cash	
Beginning of year	27,076
End of year	$ 36,573

See notes to financial statements.

RMJB, Inc.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

RMJB, Inc. (Company) is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company services the advisory practice of its affiliated State Registered Investment Advisor, JNBA Financial Advisors, Inc. (JNBA).

Revenue Recognition

The Company's major source of income is trail commissions earned from the sale of annuity contracts. Revenue is initially recognized when the respective annuity companies approve the submitted contract and on a monthly basis thereafter.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Commissions Receivable

Commissions receivable represents amounts due from clearing brokers related to customer transactions. Management anticipates the receivable balance is fully collectible and, therefore, no reserve for doubtful accounts was established at December 31, 2008.

Income Taxes

The stockholders of the Company elected to be taxed as an S Corporation under the Internal Revenue Code and applicable state regulations. Therefore, no provision for income taxes is included in these financial statements.

Management has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," in accordance with FASB Staff Position FIN 48-3. The Company will continue to follow Financial Accounting Standards No. 5, "Accounting for Contingencies," until it adopts FIN 48.

2. Related Party Transactions

The Company has an expense and facilities sharing agreement with JNBA. The agreement provides office space, equipment and administrative support to the Company and automatically renews annually. The Company expensed $9,750 in 2008 related to this agreement. The Company owed JNBA $2,438 at December 31, 2008.

2. Related Party Transactions (continued)

The Company has an agreement with a stockholder to pay a 25% commission on commissions earned by the Company. At December 31, 2008, the Company owed the stockholder $779 for commissions on sales of annuity contracts.

3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2008, net capital under the rule was $35,487, which exceeded the minimum net capital requirement by $30,487. Aggregate indebtedness was $3,217 at December 31, 2008, resulting in a ratio of aggregate indebtedness to net capital of .09 to 1.

The Company operates under the provisions of paragraphs (k)(1) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

4. Concentrations

The following summarizes companies representing more than 10% of either commission revenue or commissions receivable as of and for the year ended December 31, 2008:

	Percent of	
Insurance Company	**Commission Revenue**	**Commissions Receivable**
1	23%	81%
2	22%	*

* did not equal at least 10% of total commissions receivable

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholders
RMJB, Inc.
Bloomington, Minnesota

We have audited the accompanying financial statements of RMJB, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 17, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 17, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

RMJB, Inc.

Computation of Net Capital

December 31	2008
Net Capital	
Stockholder's equity	$ 36,462
Nonallowable asset:	
Prepaid expenses	(975)
Net Capital	$ 35,487
Basic Net Capital Requirement	
Net capital	$ 35,487
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 30,487
Aggregate Indebtedness	$ 3,217
Ratio of aggregate indebtedness to net capital	0.09 to 1
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2008	
Net capital as reported by the Company	$ 35,734
Net audit adjustments	729
Adjustments to nonallowable assets	(975)
Rounding	(1)
Net Capital	$ 35,487

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors and Stockholders
RMJB, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements of RMJB, Inc. (Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 17, 2009

RMJB, Inc.

Financial Statements and Supplementary Information

December 31, 2008

RMJB, INC.

COMMUNICATION WITH THOSE CHARGED
WITH GOVERNANCE

December 31, 2008

Lurie Besikof Lapidus
& Company, LLP

February 17, 2009

To the Board of Directors, Stockholders, and Management
RMJB, Inc.

We have audited the financial statements of RMJB, Inc. for the year ended December 31, 2008, and have issued our report thereon dated February 17, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated December 31, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

We compared the audited financial statements referred to above, including the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission, to the 2008 fourth quarter FOCUS report. Certain reconciling items were noted as summarized in the section addressing corrected misstatements. The adjustments did not materially impact net capital at December 31, 2008.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our communication related to planning matters on December 22, 2008.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by RMJB, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Lurie Besikof Lapidus
& Company, LLP

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

Management's estimate of the collectability of the commissions receivable at December 31, 2008. No allowance for doubtful accounts is recorded based on the fact that the Company has never experienced collection problems with the various annuity companies. We evaluated the key factors and assumptions used to develop the allowance for uncollectible accounts in determine that it is reasonable to relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

The disclosure of the related party transactions in Note 2 to the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements, as summarized below. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

- Commission expense was understated by approximately $246. Commissions are paid at a rate of 25% of commission revenues.

- Licenses expense was overstated by approximately $628, representing amounts paid to FINRA in 2008 for a variety of services that remain available to be used in 2009.

- Insurance expense was overstated by approximately $347, representing the prepaid amount of a surety bond fee paid in 2008 and covering a period through January 30, 2011.

Lurie Besikof Lapidus
& Company, LLP

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 17, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

****

This information is intended solely for the use of the Board of Directors, stockholders, and management of RMJB, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP